Exhibit 99(c)(1)

1345 Avenue of the Americas

New York, New York 10105

Tel: 212.508.1600

Fax: 212.508.1633

January 30, 2020

Special Committee of the Board of Directors

Stein Mart, Inc.

1200 Riverplace Blvd.

Jacksonville, Florida 32207

Ladies and Gentlemen:

You have asked us to advise you with respect to the fairness to the holders (other than Stratosphere Holdco, LLC (“Parent”), the Rollover Investors (as defined in the Agreement) and their respective affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Stein Mart, Inc. (the “Company”), from a financial point of view of the $0.90 in cash per Share (the “Consideration”) to be paid to such holders pursuant to the terms of the Agreement and Plan of Merger, dated as of January 30, 2020 (the “Agreement”), by and among Parent, Stratosphere Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), and the Company.

We understand that the Agreement provides for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation in the merger as a wholly-owned subsidiary of Parent (the “Merger”), and that, upon effectiveness of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Excluded Shares and Dissenting Shares (each as defined in the Agreement)) will be cancelled and converted into the right to receive the Consideration.

For purposes of the opinion set forth herein, we have:

(i) reviewed certain publicly available financial statements and other information of the Company;

(ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared and provided to us by the management of the Company and approved for our use by the Special Committee of the Board of Directors;

(iii) reviewed certain financial projections for the Company prepared and provided to us by the management of the Company and approved for our use by the Special Committee of the Board of Directors;

(iv) discussed the past and current operations, financial condition and prospects of the Company with management of the Company;

(v) reviewed the reported prices and trading activity of the Shares;

(vi) compared the financial performance and condition of the Company and the reported prices and trading activity of the Shares with that of certain other publicly traded companies that we deemed relevant;

1345 AVENUE OF THE AMERICAS     |      NEW YORK, NY 10105     |     T      212.508.1600     |     PJSOLOMON.COM

(vii) reviewed publicly available information regarding the financial terms of certain transactions that we deemed relevant, in whole or in part, to the Merger;

(viii) participated in certain discussions among management and other representatives of each of Parent and the Company;

(ix) reviewed a near-final form of the Agreement dated January 29, 2020; and

(x) performed such other analyses and reviewed such other material and information as we have deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the information reviewed by us for the purposes of this opinion and we have not assumed any responsibility for independent verification of such information and have relied on such information being complete and correct. We have relied on assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading in any respect material to our opinion. With respect to the financial projections, we have assumed that the financial projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company of the future financial performance of the Company. We have not conducted a physical inspection of the facilities or property of the Company. We have not assumed any responsibility for or performed any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuation or appraisal. Furthermore, we have not considered any tax, accounting or legal effects of the Merger or the transaction structure on any person or entity.

We have assumed that the final form of the Agreement will be substantially the same as the near final form of the Agreement reviewed by us and will not vary in any respect material to our analysis. We have also assumed that the Merger will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any material term, condition or agreement (including, without limitation, the Consideration to be paid to the holders (other than Parent, the Rollover Investors and their respective affiliates) of the Shares in the Merger) and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the contemplated benefits of the Merger. We have further assumed that all representations and warranties set forth in the Agreement are and will be true and correct as of all the dates made or deemed made and that all parties to the Agreement will comply with all covenants of such parties thereunder.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of January 30, 2020. In particular, we do not express any opinion as to the prices at which the Shares may trade at any future time or as to the impact of the Merger on, or as to, the solvency or viability of the Company, Parent, the Rollover Investors or Merger Sub or the ability of the Company, Parent, the Rollover Investors or Merger Sub to pay their respective obligations when they come due. Furthermore, our opinion does not address the Company’s underlying business decision to undertake the Merger, and our opinion does not address the relative merits of the Merger as compared to any alternative transactions or business strategies that might be available to the Company. Our opinion does not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise except as expressly identified herein.

1345 AVENUE OF THE AMERICAS     |      NEW YORK, NY 10105     |     T      212.508.1600     |     PJSOLOMON.COM

Natixis, S.A. (“Natixis”), which became the holder of a majority of our outstanding equity on June 8, 2016, is, together with its affiliates, engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management, insurance and other financial and non-financial activities and services for various persons and entities. Natixis and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, the Rollover Investors, any of their respective affiliates and third parties, including Kingswood Capital, an affiliate of Parent, Jay Stein, an affiliate of the Rollover Investors, and their respective affiliates and, in the case of Kingswood Capital, portfolio companies, or any currency or commodity that may be involved in the Merger. In addition, Natixis and its affiliates may have co-invested with Kingswood Capital and its affiliates from time to time and may have invested in limited partnership units of affiliates of Kingswood Capital from time to time and may do so in the future.

We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Merger and a portion of which is payable upon the delivery of this letter. In addition, the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We have not during the two years prior to the date hereof provided any financial advisory services to the Company, Parent, the Rollover Investors, Kingswood Capital, Jay Stein, or their respective affiliates or, in the case of Kingswood Capital, portfolio companies for which we received payment, in each case, other than serving as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the refinancing of the Company’s asset-backed loan facility in September 2018 and other than having delivered an oral opinion on January 29, 2020 to the Special Committee of the Board of Directors of the Company as to the fairness to the holders (other than Parent, the Rollover Investors and their respective affiliates) of Shares from a financial point of view of the consideration to be paid to such holders pursuant to the Agreement. In the future, we, Natixis and our respective affiliates may provide financial advisory services to the Company, Parent, the Rollover Investors, Kingswood Capital, Jay Stein, or their respective affiliates or, in the case of Kingswood Capital, portfolio companies, and in the future may receive compensation for rendering these services.

This letter and our advisory services are provided for the information and assistance of the Special Committee of the Board of Directors of the Company and the Board of Directors of the Company (in their capacities as such) in connection with their consideration of the Merger. This letter may not be reproduced, summarized, described, referred to or used for any other purpose without our prior written consent, except to the extent provided in our engagement letter dated January 26, 2018 (as amended). We express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Consideration to be paid to the holders (other than Parent, the Rollover Investors and their respective affiliates) of the Shares pursuant to the Agreement. This letter does not constitute a recommendation to any holder of Shares as to how any such holder should vote on the Merger or act on any matter relating to the Merger. The issuance of this opinion has been authorized by our fairness opinion committee.

Based on, and subject to, the foregoing, we are of the opinion that on the date hereof, the Consideration to be paid to the holders (other than Parent, the Rollover Investors and their respective affiliates) of the Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

PJ SOLOMON SECURITIES, LLC

1345 AVENUE OF THE AMERICAS     |      NEW YORK, NY 10105     |     T      212.508.1600     |     PJSOLOMON.COM